18005096

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FEB 28 2018
Washington DC
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ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. E. Allison & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 E. Basse, 2nd Floor
(No. and Street)

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher R. Allison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M.E. Allison & Co., Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA M MACDANIEL
MY COMMISSION EXPIRES
08/25/2020
NOTARY ID: 13079667-3

Christopher Allison
Signature

President
Title

Amanda M Macdaniel
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
M. E. Allison & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M. E. Allison & Co., Inc. (the Company) as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 26, 2018

We have served as the Company's auditor since 2016.

M. E. ALLISON & CO., INC.

Statement of Financial Condition

December 31, 2017

ASSETS

Cash	$	92,744
Deposits with and receivable from clearing broker-dealer		346,978
Underwiting fees receivable		1,150
Financial advisory fees receivable		10,000
Income tax refund receivable		8,687
Securities owned, at fair value		1,218,570
Deferred income tax asset		35,545
Furniture, equipment and leasehold improvements - net		19,960
Goodwill		13,000
Other intangible assets, net		16,250
Other assets		31,953
	$	1,794,837

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	137,388
State income taxes payable		5,025
Securities sold, not yet purchased, at fair value		116,947
		259,360
Stockholders' equity		
Common stock, par value $100; 385 shares issued and outstanding; 500 shares authorized		38,500
Additional paid-in capital		3,850
Retained earnings		1,493,127
Total stockholders' equity		1,535,477
	$	1,794,837

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Operations
For the Year Ended December 31, 2017

Revenues	
Financial advisory fees	$ 300,378
Municipal underwriting fees	147,205
Investment advisory fees	253,302
Commissions	569,036
Insurance based income	89,361
Mutual funds	872,756
Net trading gains	226,491
Interest and dividends	40,505
Net unrealized losses on investment securities	(68,361)
Net realized gains on investment securities	189,379
Other	13,649
Total revenues	2,633,701
Expenses	
Employee compensation including commissions	1,804,304
Clearing expense	111,864
Communications	99,555
Occupancy and equipment	170,897
Regulatory	22,725
Interest	14,625
Other expenses	280,268
Total expenses	2,504,238
Income before income taxes	129,463
Income taxes	97,128
Net Income	$ 32,335

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2017

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2016	385	$ 38,500	$ 3,850	$ 1,460,792	$ 1,503,142
Net Income				32,335	32,335
Balances, December 31, 2017	385	$ 38,500	$ 3,850	$ 1,493,127	$ 1,535,477

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities		
Net income (loss)	$	32,335
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization		20,758
Unrealized losses on investments securities		68,361
Realized gains on investments securities		(189,379)
Deferred income tax expense		84,585
Changes in assets and liabilities:		
Increase in deposit with and receivable from clearing broker-dealers		(136,315)
Decrease in underwriting fees receivable		6,600
Decrease in income tax refund receivable		4,470
Increase in financial advisory fees receivable		(10,000)
Decrease in trading securities owned		458,693
Increase in other assets		2,119
Decrease in accounts payable and accrued expenses		(129,296)
Decrease in payable to clearing broker-dealer		(930,091)
Increase in income tax payable		(1,288)
Net cash provided (used) by operating activities		(718,448)
Cash flows from investing activities		
Purchase of investment securities		(3,873,723)
Proceeds from sale of investment securities		4,026,754
Equipment purchases		(500)
Net cash provided (used) by investing activities		152,531
Cash flows from financing activities		
Net cash provided (used) by financing activities		--
Net increase in cash and cash equivalents		(565,917)
Cash and cash equivalents at beginning of year		658,661
Cash and cash equivalents at end of year	$	92,744
Supplemental schedule of cash flow information		
Cash paid for income taxes	$	-
Cash paid for interest	$	14,625

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Notes to Financial Statements
December 31, 2017

Note 1 - Summary of Significant Accounting Policies

Business Operations

M. E. Allison & Co., Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rules 15c3-3(k)(2)(ii) and (k)(2)(i), which provide that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company predominately deals in the purchase and sale of municipal bonds and provides financial advisory services to municipalities.

Business Combination

The Company entered into an agreement, effective November 1, 2012, for consideration of $130,000 in cash whereby it purchased the securities business of Presidio Financial, Inc. ("Seller") in a transaction accounted for as a business combination under accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company has recorded goodwill of $13,000 and intangible assets of $16,250 related to this acquisition.

Municipal Underwriting and Financial Advisory Fees

Underwriting fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Financial advisory fees are earned from providing services to local governmental bodies. Underwriting and transaction related financial advisory fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Other financial advisory services are performed under ongoing contracts. Revenues under these contracts are earned in the period services are provided.

Note 1 - Summary of Significant Accounting Policies, continued

Securities Transactions

Transactions in securities owned by the Company are recorded on a trade-date basis. Commission revenues and expenses are recorded on a settlement-date basis, which is generally two business days after the trade date. If materially different, commission income and related expenses are recorded on a trade-date basis. Securities owned and securities sold short, not yet purchased, are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided principally by accelerated methods using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for net operating losses, disallowed charitable contributions, and capital losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to four years from the date of filing.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in the business combination discussed above. The Company has one reporting unit based on guidance in U.S. GAAP.

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, the Company is required to go to the second step. The second step involves allocating the calculated fair value to all of the assets and liabilities of the reporting unit as if the calculated fair value was the purchase price in a business combination. This allocation would include assigning value to any previously unrecognized intangible assets. The impairment is measured by comparing the implied fair value of the Company's goodwill with its carrying amount and an impairment loss may be recognized up to that excess. Based on the results of a qualitative evaluation, the Company determined that no impairment existed at December 31, 2017.

Note 1 - Summary of Significant Accounting Policies, continued

Other Intangibles

Intangible assets consist of definite lived assets recognized in the business combination discussed above. Impairment of other intangible assets is assessed at least annually or more often upon the occurrence of an indicator of impairment through a comparison of their carrying amounts and estimated fair values. An indicator of impairment exists if the carrying value of an other intangible asset exceeds its estimated fair value, and an impairment loss may be recognized up to that excess. Management performed its annual evaluation of the useful life of the intangible assets and determined that there were no events and circumstances that warrant a revision to the remaining useful live.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Deposits with and Receivable from Clearing Broker-Dealers

Deposit with clearing broker-dealer consists of cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealers is comprised of commissions and other items. Such amounts are normally collected within 15 days after month end.

Note 3 - Receivables

Underwriting fees receivable are due from other broker-dealers and consist of amounts due from securities offerings in which the Company acts as an underwriter. Such amounts are normally collected within thirty days after month end. Financial advisory fees receivable are due from local governments and are generally collected within sixty days after the close of a transaction.

Note 4 - Furniture, Equipment & Leasehold improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2017 is as follows:

Furniture and fixtures	$ 516,559
Leasehold improvements	40,250
	556,809
Less: accumulated depreciation and amortization	(536,850)
	$ 19,960

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of approximately $1,275,358 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 6 - Securities Owned

Securities owned at fair value as of December 31, 2017 consist of listed equities and state and municipal obligations and are classified as either trading or investment securities. In accordance with U.S. GAAP, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions a market participant would use in pricing the asset or liability.

State and municipal obligations consist of debt securities that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

Collateralized mortgage obligations ("CMO") are valued based on an option-adjusted discounted cash flow model. The significant inputs to this model include yield, prepayment speed, default rate, and loss severity.

Note 6 - Securities Owned, continued

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Assets	Total	Level 1	Level 2	Level 3
Listed equities and mutual funds	$ 512,180	$ 512,180	$ --	$ --
CMO	43,755	--	43,755	--
State and municipal obligations	662,635	0	662,635	--
	$ 1,218,570	$ 512,180	$706,390	$ --
Liabilities				
Listed Equities	$116,947	$116,947	$ --	$ --
	$116,947	$116,947	$ --	$ --

Note 7 - Other Intangible Assets

Other intangible assets acquired in the business combination discussed in Note 1 aggregate $117,000, net of accumulated amortization of $100,750. These intangible assets consist of customer accounts and relationships that are being amortized on a straight-line method over an estimated life of six years. Amortization expense aggregated $19,500 for 2017. Amortization expense will be approximately $16,250 in the final year.

Note 8 - Commitment and Contingencies

The Company has an operating lease for office space owned by a stockholder/officer. The lease provides for an option to renew for 5 years. Future minimum lease obligations are as follows:

Year Ending December 31,	
2018	$ 120,000
2019	120,000
2020	120,000
2021	120,000
2022	35,484
	$ 515,484

Rent expense under operating leases was $121,131 during 2017.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company engages in short selling activities; it borrows securities and sells them to third parties. Until the Company covers its short position it is exposed to market risk to the extent that subsequent market fluctuations may require purchasing securities sold short at prices that may be significantly higher than the fair value reflected in financial statements.

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2017.

Note 9 - Income Taxes

Deferred income tax assets follow:

Investment securities	25,488
Total deferred income tax assets	25,488
Goodwill and other intangible assets	10,057
Total deferred income tax liabilities	10,057
Net deferred tax assets	$35,545

The provision (benefit) for income taxes consists of the following:

Current expense - federal	$4,470
Current expense – state	8,073
Deferred expense - federal	84,585
	$ 97,128

Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to tax exempt interest, meals and entertainment, and club dues. Deferred income tax expense includes expense of $28,399 for charges in estimated expected tax rates from the Tax Cuts and Jobs Act (the Act) that was signed into law on December 22, 2017.

Note 10 - Concentrations

The Company's customer base is primarily located throughout Texas. Deposits with and receivable from clearing broker-dealers is with a broker-dealer located in Massachusetts.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2017

Schedule I

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,535,477
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 300	
Financial advisory fees receivable	10,000	
Income tax refund	8,687	
Property and equipment, net	19,960	
Goodwill	13,000	
Other intangible assets	16,250	
Deferred income tax asset	35,545	
Other assets	31,953	135,695
Net capital before haircuts on securities positions		1,399,782
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Debt securities	23,669	
Other securities	76,827	
Undue Concentration	23,928	(124,424)
Net capital		$ 1,275,358

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 137,388
State income taxes payable	5,025
Total aggregate indebtedness	$ 142,413

Schedule I (continued)

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	9,494
Minimum dollar net capital requirement of reporting broker or dealer	$	250,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	250,000
Net capital in excess of minimum required	$	1,025,358
Net Capital less greater of 10% of aggregate indebtedness or 120% of Minimum dollar net capital requirement	$	975,358
Ratio: Aggregate indebtedness to net capital	0.11	to 1

Reconciliation with Company's Computation

Reconciliation of differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net Capital per M. E. Allison & Co., Inc. (unadited) FOCUS Part II A	$	1,275,360
Adjustments:		(2)
Net capital per audited report	$	1,275,358

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
M. E. Allison & Co., Inc.

We have reviewed management's statements, included in the accompanying M. E. Allison & Co., Inc. Exemption Report, in which (1) M. E. Allison & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which M. E. Allison & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i), and (2)(ii) (the exemption provisions) and (2) M. E. Allison & Co., Inc. stated that M. E. Allison & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M. E. Allison & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the M. E. Allison & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 26, 2018

M. E. Allison & Co., Inc.
Exemption Report

M. E. Allison & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):2[i]:

i. Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)";

And

The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3(k):2[ii]:

ii. Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughtout the period from January 1, 2017 to December 31, 2017.

I, Christopher Allison, swear that, to my best knowledge and belief, this Exemption report is true and correct.

By: [signature]
Christopher Allison
President
M. E. Allison & Co., Inc.

Report of Independent Registered Public Accounting Firm
On SIPC Annual Assessment
December 31, 2017

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
M. E. Allison & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by M. E. Allison & Co., Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of M. E. Allison & Co., Inc. (the Company) for the year ended December 31, 2017, solely to assist you and the SIPC in evaluating M. E. Allison & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 and SIPC-6 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 26, 2018

SIPC-7
(35 REV 6 17)

SECURITIES INVESTOR PROTECTION CORPORATION
P O Box 92185 Washington D.C 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35 REV 6 17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member address, Designated Examining Authority 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5

14*14****2689*********************MIXED AADC 220
1402 FINRA DEC
M E ALLISON & CO INC
SECOND FLOOR
950 E BASSE RD
SAN ANTONIO TX 78209-1831

Note If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

____

2 A	General Assessment (item 2e from page 2)	$ 2,086.86
B	Less payment made with SIPC-6 filed (exclude interest)	(740.31)
	_______________ Date Paid	
C.	Less prior overpayment applied	(213.71)
D.	Assessment balance due or (overpayment)	1,132.84
E	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F	Total assessment balance and interest due (or overpayment carried forward)	$ 1,132.84
G	PAID WITH THIS FORM Check enclosed, payable to SIPC Total (must be same as F above) $ 1,132.84	
H	Overpayment carried forward $( )	

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true correct and complete

M.E. Allison & Co., Inc
(Name of Corporation, Partnership or other organization)

Christoph Alli
(Authorized Signature)

Dated the 16th day of February 2018

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates _______ _______ _______
Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1 1 2017
and ending 12 31 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,633,701
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	962,117
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	111,864
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	143,645
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	10,207
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 14,625	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	14,625
Total deductions	1,242,458
2d. SIPC Net Operating Revenues	$ 1,391,243
2e. General Assessment @ .0015	$ 2,086.86
	(to page 1, line 2.A.)